Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

WRITTEN NOTICE OF APPROVAL ON THE ISSUANCE OF CORPORATE BONDS BY THE CHINA SECURITIES REGULATORY COMMISSION

Reference is made to (i) the announcement of PetroChina Company Limited (the “Company”) dated 18 May 2011 in relation to, amongst others, the general mandate (the “General Mandate”) granted to the board of directors of the Company (the “Board”) to determine and handle the issue of debt of financing instruments of the Company in the outstanding balance amount of up to RMB100 billion upon such terms and conditions to be determined by the Board and (ii) the announcement of the Company dated 19 July 2012 in relation to the approval on the issuance of corporate bonds by the Issuance Review Committee of China Securities Regulatory Commission (the “CSRC”).

The Board hereby announces that on 9 August 2012, the Company has received the “Notice of Approval on the Issuance of Corporate Bonds by PetroChina Company Limited” (Securities Regulatory Approval No. 993 of 2012) (證監許可[2012]993號《關於核准中國石油天然氣股份有限公司公開發行公司債劵的批覆》) (the “Approval”) from the CSRC, approving the Company to issue corporate bonds to the public within the People’s Republic of China with an aggregate principal amount of not more than RMB40 billion. The Company will issue the corporate bonds in multiple tranches with the first tranche in the amount of not less than 50% of the aggregate principal amount and to be issued within 6 months from the date of approving the issuance of corporate bonds. The issuance of the remaining tranches will complete within 24 months from the date of approving the issuance of corporate bonds and the Approval will be valid for 24 months.

The Board will implement the matters in relation to the issuance of corporate bonds within the valid period of the Approval in accordance with the relevant laws and regulations and the requirements set out in the Approval and the General Mandate. The Board will make further announcements upon the implementation of such matters.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

10 August 2012

As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.